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Direct Dial Number 310-282-6247 Email: Jmccloud@chrismill.com	May 25, 2005	[LOGO OF MERITAS LAW FIRMS WORLDWIDE]

Jeffrey B. Werbitt

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Comments by the Staff on Schedule TO filed by Tracinda Corporation on May 9, 2005;
File No.: 005-42630

Dear Mr. Werbitt:

We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of May 19, 2005 with regard to the Schedule TO filed by Tracinda Corporation on May 9, 2005 (the “Schedule TO”). An Amendment to Schedule TO (the “Amendment”) has been filed with the Commission in response to the Staff’s comments. The following is a response to each of the comments made by the Staff in its letter, with references to the amendments to the text of the Schedule TO that have been made in response to the Staff’s comments.

1.	We note that Mr. Kerkorian is the sole stockholder of Tracinda Corporation and is the company’s Chief Executive Officer, President and sole director. Rule 14d-1(c) (1) requires persons “on whose behalf” the tender offer is being made to be included as bidders. Refer to Section II.D.2. of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, which is available on our website. www.sec.gov, for further guidance. Accordingly, please revise your Schedule TO to include Mr. Kerkorian as a filing person or advise. In addition, revise to ensure that all of the disclosure as to Mr. Kerkorian individually required by Schedule TO is included in the Offer to Purchase.

Section II.D.2. of the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline states that if a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the Staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders. Tracinda is an established entity which was not formed for the purpose of making the tender offer. In fact, Tracinda has been in existence since 1976 and has conducted, and continues to conduct business which is unrelated to its investment in General Motors. As disclosed in the Offer to Purchase, Tracinda is the principal stockholder of MGM MIRAGE. The approximate market value of the MGM MIRAGE shares held by Tracinda is in excess of $5.88 billion. In addition, until April 8, 2005, Tracinda was the principal stockholder of Metro-Goldwyn-Mayer Inc. Tracinda was also previously one of the principal stockholders of Chrysler Corporation prior to its merger with Daimler Benz in 1998. Tracinda has also bought and sold aircraft and leased such aircraft to third parties and owned and operated the Cal-Neva Lodge and Casino in Crystal Bay, Nevada and the Desert Inn Hotel and Casino in Las Vegas, Nevada.

For the foregoing reasons we believe that Mr. Kerkorian should not be required to be a filing person on the Schedule TO in connection with Tracinda’s offer for General Motors common stock. In addition, we believe that requiring Mr. Kerkorian to become a filing person on the Schedule TO will not provide General Motors stockholders with any additional information. The disclosures that would be required to be made with respect to Mr. Kerkorian if he were deemed to be a filing person have already been made in the Schedule TO as a result of his positions as a director and officer of Tracinda

However, notwithstanding the foregoing and consistent with the Staff’s treatment of Mr. Kerkorian in 1995 in connection with the tender offer by Tracinda for 14 million shares of Chrysler Corporation, Mr. Kerkorian has signed the Schedule TO without admitting that he is a co-bidder.

2.	We disagree with your conclusion that financial statements are not required in the context of this tender offer. Instruction 2 to Item 10 of Schedule TO-T describes those circumstances in which financial statements are not considered material in the context of a tender offer. Tracinda Corp. is not a reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and this is a partial offer. Therefore, the presumption of non-materiality does not apply in the context of this offer. Please revise to include the financial statements required by Item 10 of Schedule TO. Note that to the extent you add additional bidders in response to comments above, you must provide all of the disclosure, including the required financial statement disclosure, as to each.

Tracinda does not believe that financial information concerning it is material to an investor’s decision whether to tender General Motors shares in this offer. We acknowledge that the safe harbor set forth in Instruction 2 to Item 10 of Schedule TO is not applicable to the offer. We note however, that the purpose of Instruction 2, according to Exchange Act Release No. 42055, is merely to provide guidance. The consideration in the offer consists solely of cash and the offer is not subject to any financing condition, thus satisfying the first two conditions of Instruction 2. It is not apparent to us, nor does Release No. 42055 indicate, why financial information concerning Tracinda would be immaterial if Tracinda were offering to purchase all General Motors shares pursuant to the offer, but might be considered material to an offer which, if successful, would result in ownership of less than 9% of the General Motors shares.

We believe that under the facts and circumstances of the offer, that financial information concerning Tracinda would not be material to a stockholder’s decision whether or not to tender shares in the offer. As indicated above, the offer is not subject to a financing condition. In fact, as the Offer to Purchase states, Tracinda will use cash and cash equivalents on hand to pay the purchase price of the General Motors shares to be purchased in the offer. No portion of the funds used to purchase the General Motors shares will be borrowed. In addition, following the offer, Tracinda will not control General Motors. Rather, Tracinda is purchasing the General Motors shares for investment purposes.

Moreover, Tracinda and Mr. Kerkorian are well-known investors with a history of making substantial investments in major corporations. As the Offer to Purchase discloses, Tracinda is the majority stockholder of MGM MIRAGE, which has a market capitalization of more than $10.39 billion (of which Tracinda owns shares having a market value in excess of $5.88 billion). The current market value of Tracinda’s publicly disclosed investments (including the 22,000,000 General Motors shares owned by Tracinda prior to the commencement of the offer) is in excess of $6.57 billion. In addition, Tracinda received in excess of $1.96 billion in cash in connection with the publicly disclosed merger acquisition of Metro-Goldwyn-Mayer Inc. by LOC Acquisition Company in April 2005, and in excess of $1.31 billion as a result of a special cash dividend paid by Metro-Goldwyn-Mayer Inc. in May 2004. Tracinda has a history of making investments in public companies over several decades, during which time it has not on any occasion defaulted in payment of the purchase price of any acquisition of publicly traded securities. Accordingly, we believe stockholders have all material information necessary to evaluate whether Tracinda has sufficient capacity to make payment for shares tendered in the offer.

Jeffrey B. Werbitt

May 25, 2005

We also note that our position is consistent with the treatment of Tracinda in 1995 (under the predecessor Schedule 14d-1) in connection with a tender offer for up to 14 million shares of Chrysler Corporation, with an aggregate purchase price of $700 million, and the treatment of Tracinda and Mr. Kerkorian in 2003 in connection with a tender offer for up to 15 million shares of Metro-Goldwyn Mayer Inc., with an aggregate purchase price of $240 million. At the time of the tender offer for Chrysler shares, Tracinda held equity securities of Chrysler with a market value of approximately $2 billion. At the time of the tender offer for Metro-Goldwyn-Mayer shares Tracinda and its affiliates held approximately 67% of the outstanding equity securities of Metro-Goldwyn-Mayer. In connection with both offers, which were reviewed by the Staff, the Staff did not require Tracinda or Mr. Kerkorian to provide any financial information.

3.	See the last comment above. Advise how you will disseminate the revised offer materials, in light of the materiality of the financial statements omitted in the original offer materials.

Tracinda does not believe that its financial statements are material to an investor’s decision whether or not to tender shares in the offer. Accordingly, Tracinda does not believe that revised offering materials are required to be disseminated.

4.	You should prominently disclose, including in the Summary section, that the offer price is below the recent high trading prices for General Motors shares. In this regard, we note that those shares traded at a high of $40.80 during the first quarter of 2005, and at a high of $32.96 during the second (most recent) quarter. Where you provide disclosure about the offer price and how it relates to recent (select) trading prices, include this balancing disclosure as well.

The Schedule TO has been revised in response to Comment No. 4. See Items (2) and (3) of the Amendment.

5.	The disclosure here is unclear because it begs the question of whether the record date for the dividend distribution will be before or after the close of this tender offer. That is, if a GM shareholder tenders his or her shares into this offer, which is set to expire on June 7, 2005, will he or she be considered a record holder for purposes of receiving the annual dividend? Or will the bidder in this offer likely receive the dividend? Although we know you do not set the record date, we believe the disclosure here should be clarified to explain how this will be determined.

At the time the tender offer was commenced by Tracinda, General Motors had not declared its regular quarterly dividend. On May 9, 2005, General Motors announced that it would pay a dividend of $.50 per share on June 10, 2005 to stockholders of record on May 19, 2005. Accordingly, the Schedule TO has been revised in response to Comment No. 5. See Items (1) and (6) of the Amendment.

6.	See the last comment above. The disclosure on page 20 of the Offer to Purchase states that you will not adjust the offer price if General Motors does not set a record date for its dividend which is prior to the expiration date. This seems to suggest that you will adjust the offer price if General Motors sets a record date that is before the expiration of the offer. This in turn seems to conflict with the disclosure in this section. Please revise or advise.

The Schedule TO has been revised in response to Comment No. 6 to make clear that the offer price will not be amended if General Motors pays a $.50 per share dividend on June 10, 2005 to stockholders of record on May 19, 2005. See Items (1) and (6) of the Amendment.

7.

See the last comment above. The disclosure in this section is also unclear because it implies that shareholders on the record date will receive the annual dividend, no matter the amount of that dividend. It is

Jeffrey B. Werbitt

May 25, 2005

not until the last page of the Offer to Purchaser that you state that the purchase price will be reduced to the extent that the quarterly dividend exceeds $.50 per share (with some exceptions). Please clearly describe how the amount of the quarterly dividend impacts the offer price in a prominent place in the summary section.

At the time the tender offer was commenced by Tracinda, General Motors had not declared its regular quarterly dividend. On May 9, 2005, General Motors announced that it would pay a dividend of $.50 per share on June 10, 2005 to stockholders of record on May 19, 2005. Accordingly, the Schedule TO has been revised in response to Comment No. 7. See Items (1) and (6) of the Amendment.

8.	See the last two comments above. Note that it is our view that if the offer price is adjusted because of the amount of the dividend or the record date, we view this as a material change in the terms of the offer that may require an extension and dissemination of revised offer materials. Please confirm your understanding supplementally.

Tracinda confirms that if the offer price is adjusted because of the amount of the dividend or the record date, it would be a material change in the terms of the offer that may require an extension of the offer and dissemination of revised offering materials.

9.	We refer you to the disclosure in the second paragraph on page 10. There, you state that Tracinda reserves the right to reject tendered shares if it cannot exercise full voting rights with respect to them at any meeting of stockholders. Whether or not a meeting will occur before the expiration of this offer, this offer term violates Rule 14d-10 because it bars shareholders who are not record holders for purposes of a particular meeting, or consent date, from participating in this offer. Please revise.

The Schedule TO has been revised in response to Comment No. 9. See Item (7) of the Amendment.

10.	While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that many of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a General Motors shareholder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. The following lists examples of some offer conditions which we believe are problematic because of their breadth or lack of specificity; however, this is not intended to be an exhaustive list, and we urge you to examine and revise this section generally:

(a)(iii)	Quantify what is a “material change” for purposes of this condition.

(a)(v)	Quantify “material decrease.”

(b)	This condition is so broadly drafted as to essentially allow you to assert it under any circumstances. For example, Tracinda may assert this offer condition when it becomes aware of any “fact” that “may” have an [unquantified] negative impact on the value of General Motors’ shares.

(d)	This offer condition, as currently drafted, would appear to allow you to terminate the tender offer based on voluntary actions by the bidder.

(e)

This offer condition would appear to be implicated by current Federal securities laws applicable to tender offers. For example, if an SEC rule “might” require you under certain circumstances to extend the offer, and thereby resulting in a “delay” in its consummation, this offer condition would appear to be triggered. In addition, (e)(iii) refers to events that “could”

Jeffrey B. Werbitt

May 25, 2005

materially adversely affect you or any of your subsidiaries or affiliates, without identifying these individuals or entities.

The conditions to the offer by Tracinda are consistent with standard conditions set forth in offers to purchase filed with the Commission by other parties in recent years, including: the offer to purchase Retek Inc. filed under Schedule TO on March 9, 2005; the offer to purchase Digital Impact, Inc. filed under Schedule TO on February 24, 2005; the offer to purchase Microcell Telecommunications Inc. filed under Schedule TO on May 17, 2004; the offer to purchase Maxwell Shoe Company Inc. filed under Schedule TO on March 23, 2004; and the offer to purchase Peoplesoft, Inc. filed under Schedule TO on June 9, 2003. Moreover, with respect to Tracinda’s right to terminate the offer upon the occurrence of any condition, Tracinda is bound by the terms of the offer to act reasonably under the circumstances in exercising that right. To the extent the determination that a condition has occurred is within Tracinda’s discretion, that discretion is also subject to a reasonableness standard, consistent with the Staff’s comments on the tender offer by Tracinda and Mr. Kerkorian to purchase shares of Metro-Goldwyn-Mayer Inc. in 2003.

The occurrence or nonoccurrence of each of the enumerated conditions may only happen as a result of events beyond Tracinda’s control. With respect to the comment contained in paragraph 10(d) of the Staff’s letter, we have added language to the Schedule TO to clarify that the condition contained in Section 12(d) of the Offer to Purchase relates to actions, proceedings, applications or counterclaims instituted by third parties unrelated to Tracinda. See Item (5) of the Amendment.

Section 8 of the Offer to Purchase contains information about General Motors and how a stockholder can obtain information about it and its subsidiaries and affiliates on file with the Commission. Section 9 of the Offer to Purchase contains information about Tracinda and its affiliates. The Schedule TO has been revised to add disclosure about how General Motors stockholders can obtain information about MGM MIRAGE and its subsidiaries and affiliates on file with the Commission. See Item (4) of the Amendment.

For the foregoing reasons, we believe that the conditions to Tracinda’s offer are now sufficiently clear and specific to enable a stockholder to understand the circumstances under which the offer could be terminated.

11.	You disclose that your failure at any time to exercise your rights associated with the offer conditions shall not be deemed a waiver of your rights and that you may assert your rights at any time and from time to time. If you believe that one of the listed offer conditions has been “triggered” while your offer is pending, please be aware that you must immediately inform shareholders as to how you intend to proceed. That is, you must decide and communicate to General Motors security holders immediately whether you will waive the condition and proceed with the offer, or “assert” it to terminate the offer. You may not, as your disclosure suggests, wait until the scheduled expiration date to terminate the offer based on an event that occurred on the second day of the offer. This is particularly important given the subjective nature of many of your offer conditions. Please confirm your understanding supplementally.

Tracinda confirms that if one of the listed offer conditions is “triggered” while the tender offer is pending, Tracinda will promptly inform General Motors stockholders whether Tracinda will waive the condition and proceed with the offer or terminate the offer.

12.	Unless required by state securities laws, please revise your letter of transmittal to remove all representations that may suggest to a security holder that it is waiving its rights under the federal securities laws. This includes representations that the investor understands the terms of this offer. If you believe this is required by state law, please advise.

The Schedule TO has been revised to specifically state that General Motors stockholders will not waive any claims they may have under federal securities laws by tendering their shares in the offer. See Item (8) of the Amendment.

Jeffrey B. Werbitt

May 25, 2005

Tracinda hereby acknowledges the following:

(a) it is responsible for the adequacy and accuracy of the disclosure in the filings made pursuant to this tender offer;

(b) staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

(c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses to the Staff’s comments please call the undersigned at the telephone number set forth above.

Very truly yours,

/s/ Janet S. McCloud

of CHRISTENSEN, MILLER, FINK, JACOBS,

GLASER, WEIL & SHAPIRO, LLP

cc:	Richard E. Sobelle, Esq.

Jeffrey B. Werbitt

May 25, 2005